Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

TRC COMPANIES, INC.

Pursuant to Section 151

of the General Corporation Law of

the State of Delaware

The undersigned, Christopher P. Vincze, hereby certifies that:

I.              He is the duly elected and acting Chief Executive Officer of TRC Companies, Inc., a Delaware corporation (the “Company”).

II.            The Restated Certificate of Incorporation of the Company authorizes thirty million (30,000,000) shares of common stock, par value $0.10 per share (“Common Stock”), and five hundred thousand (500,000) shares of preferred stock, par value $0.10 per share.

III.           The following is a true and correct copy of the resolutions duly adopted by the Board of Directors of the Company at a meeting on May 28, 2009, which constituted all requisite actions on the part of the Company with respect to the authorization of the filing of this Certificate of Designation.

RESOLUTIONS

WHEREAS, the Board of Directors is authorized to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, of the shares of each such series.

WHEREAS, the Board of Directors desires, pursuant to its authority as aforesaid, to designate a new series of preferred stock, set the number of shares constituting such series and fix the rights, preferences, privileges and restrictions of such series.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby designates a new series of preferred stock and the number of shares constituting such series and fixes the rights, preferences, powers and restrictions relating to such series as follows (all capitalized terms used herein have the meanings assigned thereto herein):

1.             Designation and Number.  The shares of such series shall be designated as the Series A Convertible Preferred Stock (the “Series A Preferred Stock”).  The number of shares constituting the Series A Preferred Stock shall be fixed at 7,209.302.  Such number shall not be increased but may be decreased as provided in the Purchase Agreement.

2.            Board of Directors.

(a)           Series A Director.  The Majority Holders shall have the right to the exclusion of all other classes or series of the Company’s capital stock, voting at a meeting of the holders of the Series A Preferred Stock called for the purpose or by written consent, separately from the Common Stock and all other series of preferred stock, to elect one (1) individual (the “Series A Director”) to serve on the Board of Directors of the Company (the “Board”).  Any Series A Director elected pursuant to this Section 2(a) may be removed at any time with or without cause by, and only by, the vote, given at a meeting or by written consent of the Majority Holders.  Any vacancy on the Board created by the resignation, removal, incapacity or death of any Series A Director elected pursuant to this Section 2(a) shall only be filled by the vote, given at a meeting or by written consent of the Majority Holders.  The Series A Director shall be entitled to reimbursement from the Company for costs and expenses in attending Board meetings.

(b)           Renunciation under Section 122(17).  Pursuant to Section 122(17) of the Delaware General Corporation Law, the Company renounces any interest or expectancy of the Company in, or being offered an opportunity to participate in, business opportunities that are presented to the Series A Director.

3.            Dividends.

(a)           As Converted Dividends.  In the event that the Board shall declare a dividend payable upon the then outstanding shares of Common Stock (other than a stock dividend on the Common Stock payable solely in the form of additional shares of Common Stock), the holders of Series A Preferred Stock shall be entitled to receive the amount of dividends per share of Series A Preferred Stock that would be payable on the number of whole shares of the Common Stock into which each share of such Preferred Stock held by each holder could be converted pursuant to the provisions of Section 6 below, such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend and without giving effect to any limitation on the ability of such holders to actually convert their shares of Series A Preferred Stock in effect as of such record date.

(b)           Record Date.  The Board may fix a record date for the determination of holders of shares of Common Stock and the Series A Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than sixty (60) days and no less than ten (10) days prior to the date fixed for the payment thereof.

4.            Liquidation, Dissolution or Winding Up.

(a)           Liquidation Event.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a “Liquidation Event”), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount in cash and/or other property, rights and/or securities equal to the greater of (i) the Original Purchase Price plus accrued and unpaid dividends and, if the Required Stockholder Approval (as defined in Section 6(c) below) and the Increase Authorization (as defined in Section 6(c) below) have  not both been obtained as of the time of consummation of the Liquidation Event, an additional amount calculated by multiplying the Original Purchase Price by an accretion factor of fifteen percent (15%) per annum, on the basis of a year having three hundred sixty-five (365) days and the number of days elapsed from and including the date of issuance of the Series A Preferred Stock (the “Issue Date”) to and including the date of the Liquidation Event, without compounding from year to year (the “Accretion Factor”), or (ii) the amount that would be payable to the holders of Series A Preferred Stock in respect of the Common Stock issuable upon conversion of the holders’ shares of Series A Preferred Stock if all outstanding shares of Series A Preferred Stock were converted into Common Stock immediately prior to the Liquidation Event in accordance with Section 6 below (without giving effect to any limitation on the ability of such holders to actually convert their shares of Series A Preferred Stock in effect immediately prior to the Liquidation Event).  If, upon any such Liquidation Event, the remaining assets of the Company available for distribution to the Company’s stockholders shall be insufficient to pay the holders of shares of the Series A Preferred Stock the full amount to which they shall be entitled pursuant to this Section 4(a), the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of such shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b)           Distribution of Remaining Assets.  After the payment of all preferential amounts required to be paid to the holders of any class or series of stock of the Company ranking on liquidation prior to and in preference to the Common Stock, upon any such Liquidation Event, the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed ratably among the holders of shares of Common Stock.

(c)           Appraisal Procedure.  If the amount to be distributed to the holders of Series A Preferred Stock upon any Liquidation Event, or any part thereof, shall be other than cash, the fair market value of the property, rights and/or securities distributed to such holders shall be mutually agreed by the Company and the Majority Holders; provided that, if such mutual agreement cannot be reached, such fair market value shall be determined by following the Appraisal Procedure.

(d)           Notice.  The Company shall give written notice of a Liquidation Event to each holder of record of Series A Preferred Stock at least thirty (30) days prior to the date for payment or distribution to stockholders.

(e)           Events Not Constituting a Liquidation Event.  For the avoidance of doubt, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with or into one or more other entities shall be deemed to be a Liquidation Event; provided that, if any of the foregoing constitutes or results in a Change of Control, the provisions of Section 8 below shall be applicable.

5.            Voting.  Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible on the record date for the vote on such matter (as adjusted from time to time pursuant to Section 6 below and subject to the limitations set forth in Section 6(b) below but without giving effect to any other limitation on the ability of such holders to actually convert their shares of Series A Preferred Stock in effect as of such record date) at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration, except for the election of directors other than the Series A Director.  Holders of Series A Preferred Stock shall be entitled to notice of any meeting of stockholders and, except as otherwise provided herein or otherwise required by law, to vote together with the holders of Common Stock as a single class.

6.            Conversion.  The holders of the Series A Preferred Stock shall be subject to conversion as follows (the “Conversion Provisions”):

(a)           Automatic Conversion.  Subject to the limitations set forth in Section 6(b) below, all of the shares of Series A Preferred Stock shall be simultaneously and automatically converted into shares of Common Stock, without the payment of additional consideration or any other action by the holders thereof, on the date which is eighteen (18) months following the Closing Date (as defined in the Purchase Agreement) but only if the Required Stockholder Approval and the Increase Authorization shall have both been obtained on or prior to such date or, if the Required Stockholder Approval and the Increase Authorization shall not have both been so obtained, then on the first date after such date on which the Required Stockholder Approval and the Increase Authorization are both obtained.  The shares of Series A Preferred Stock are not otherwise convertible, whether voluntarily on the part of any holder or holders or otherwise.  Shares of Series A Preferred Stock converted into shares of Common Stock under this Section 6 shall be converted into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (1) the sum of (a) the Original Purchase Price plus (b) all accrued and unpaid dividends by (2) the Conversion Price in effect at the time of conversion, and then multiplying such result by one thousand (1,000), rounded upward to the nearest whole number of shares.  The “Conversion Price” shall initially be equal to $2,150.00.  The rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.  The period from the Closing Date through the date which is eighteen (18) months after the Closing Date is referred to herein as the “Restricted Period”.

In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to Section 8 below, the Conversion Provisions shall terminate and be of no further force or effect at the close of business on the date of redemption, unless the redemption price is not paid on such redemption date, in which case the Conversion Provisions shall continue in force and effect until such redemption price is paid in full.

(b)           NYSE Conversion Limitation. Unless the Company obtains the requisite approval of its stockholders to comply with Rules 312.03(b) and (c) of the NYSE Listed Company Manual (the “NYSE Rules”) (or the analogous rules of any other exchange on which the Common Stock is listed or approved for trading), the Company may not issue to the holders of shares of Series A Preferred Stock, upon conversion of such Series A Preferred Stock, a number of shares of Common Stock that would cause such holders to acquire thereby, in the aggregate, in excess of 19.9% of all the issued and outstanding shares of Voting Stock or any holder to acquire thereby, individually, in excess of such individual percentage limitation as is provided for in the NYSE Rules (or the analogous rules of any other exchange on which the Common Stock is listed or approved for trading) (the “Conversion Cap”).

(c)           Stockholder Votes. As provided in the Purchase Agreement and unless otherwise provided thereunder, the Company shall present to the stockholders of the Company for their approval a proposal to approve the full conversion of the Series A Preferred Stock in satisfaction of the NYSE Rules (or the analogous rules of any other exchange on which the Common Stock is listed or approved for trading) (the “Required Stockholder Approval”) and a proposal to amend the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to at least such member as shall be sufficient to facilitate full conversion of all of the issued and outstanding shares of Series A Preferred Stock into Common Stock (the “Increase Authorization”).

(d)           Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock inasmuch as the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock shall be rounded upward to the nearest whole number of shares.

(e)           Mechanics of Conversion.

(i)            At the time for conversion of shares of Series A Preferred Stock into shares of Common Stock as provided herein, each holder of shares of Series A Preferred Stock being converted shall surrender the certificate or certificates for such shares of Series A Preferred Stock at the principal office of the Company.  The date of the conversion of shares of Series A Preferred Stock hereunder shall be the “Conversion Date”.  In the event that a holder of shares of Series A Preferred Stock shall not by written notice designate the name in which shares of Common Stock (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Series A Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Company shall be entitled to register and deliver such shares, and make such payment, in the name of such holder and in the manner shown on the records of the Company.  The Company shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, and cash in lieu of any fraction of a share.  On the Conversion Date, each holder of record of shares of Series A Preferred Stock being converted shall be deemed to be the holder of record of the number of whole shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock, notwithstanding that the certificates representing such shares of Series A Preferred Stock shall not have been surrendered at the principal office of the Company or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(ii)           The Company shall at all times, after the filing of this Certificate of Designation with the Secretary of State of the State of Delaware and the approval by the Company’s stockholders of the Increase Authorization and while the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued Common Stock free from any preemptive or similar rights, to enable the full conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to enable the conversion of all outstanding shares of Series A Preferred Stock.  Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price, as applicable.

(iii)          The Company covenants and agrees as long as the Common Stock shall be listed on the NYSE or any other national securities exchange or automated quotations system, the Company will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Stock shall be so listed on such exchange or automated quotation system, all of the Common Stock issuable upon conversion of the Series A Preferred Stock; provided, however, that if the rules of such exchange or automated quotation system permit the Company to defer the listing of such Common stock until the Conversion Date the Company covenants and agrees to list such Common Stock issuable upon conversion of the Series A Preferred Stock in accordance with the requirements of such exchange or automated quotation system at such time.

(iv)          Upon any such conversion, no adjustment to the Conversion Price shall be made for any accrued but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(v)           All shares of Series A Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any dividends accrued but unpaid thereon.  Any shares of Series A Preferred Stock so converted shall be retired and canceled and shall not be reissued, and the Company (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(vi)          The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 6.  The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

(f)            Adjustment for Stock Splits and Combinations.  If the Company shall at any time or from time to time after the Issue Date effect a subdivision of the outstanding

Common Stock or combine the outstanding shares of Series A Preferred Stock, the Conversion Price in effect immediately before that subdivision or combination shall be proportionately decreased.  If the Company shall at any time or from time to time after the Issue Date combine the outstanding shares of Common Stock or effect a subdivision of the outstanding shares of Series A Preferred Stock, the Conversion Price in effect immediately before the combination or subdivision shall be proportionately increased.  Any adjustment under this Section 6(f) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(g)          Adjustment for Certain Dividends and Distributions.  In the event the Company shall at any time or from time to time after the Issue Date make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price, as applicable, then in effect by a fraction:

(1)           the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)           the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided that, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 6(g) as of the time of actual payment of such dividends or distributions; and provided, further, that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event (without giving effect to any limitation on the ability of such holders to actually convert their shares of Series A Preferred Stock in effect on the date of such event).

(h)          Adjustment for Reclassification, Exchange, or Substitution.  If the Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change (without giving effect to any limitation on the ability of such holders to actually convert their shares of Series A Preferred Stock in effect on the date of such event), all subject to further adjustment as provided herein.

(i)            Adjustment for Merger or Reorganization, etc.  If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 6(f), 6(g) or 6(h)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall be convertible into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction (without giving effect to any limitation on the ability of such holders to actually convert their shares of Series A Preferred Stock in effect on the date of such event); and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price, as applicable) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

(j)            Adjustment for Certain Issuances.  If at any time while the shares of Series A Preferred Stock are outstanding, except in any case to which any of Sections 6(f), (g), (h) or (i) applies or an issuance under an equity incentive plan or in connection with any lending or strategic business agreement with an incidental equity provision, the Company issues shares of Common Stock or other securities exercisable for, convertible into or exchangeable for shares of Common Stock (“Common Stock Equivalents”) at a price per share of Common Stock that is less than the quotient obtained by dividing the then applicable Conversion Price by one thousand (1,000) , the Conversion Price shall be adjusted and reduced so as to be equal to the product of such lesser price per share multiplied by one thousand (1,000).

(k)           Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of

Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock.

(l)            Notice of Record Date and Effective Date.  In the event:

(i)            that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

(ii)           that the Company subdivides or combines its outstanding shares of Common Stock;

(iii)          of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another company, or of the issuance of Common Stock or Common Stock Equivalents at a price per share less than the quotient obtained by dividing the then-applicable Conversion Price by one thousand (1,000) (except as will not result in any adjustment of the Conversion Price); or

(iv)          of a Liquidation Event or Change of Control;

then, in addition to any other notice specifically required herein, the Company shall cause to be filed at its principal office, and shall cause to be given to the holders of the Series A Preferred Stock at their last addresses as shown on the records of the Company, at least ten (10) days prior to the date specified in (A) below or twenty (20) days before the date specified in (B) below, a notice in writing stating

(A)                              the record date for participation in any such transaction or event or, if a record is not to be taken, the date as of which the holders of capital stock of record will be entitled to so participate, or

(B)                                the date on which such transaction or event is expected to occur or become effective, and the date as of which it is expected that holders of capital stock of record will be entitled to participate in such transaction or event.

7.            Protective Covenants.  The Company shall not, and shall not permit any Subsidiary to, without the prior written consent of the Majority Holders, whether by amendment, reclassification, merger, consolidation, reorganization or otherwise:

(a)           create or issue any equity securities or securities convertible into equity securities with equal or superior rights, preferences or privileges to those of the Series A Preferred Stock;

(b)           issue debt securities or otherwise incur indebtedness for borrowed money, other than (i) pursuant to the Company’s senior debt facility in effect as of the date of filing of this Certificate of Designation with the Secretary of State of the State of Delaware as such senior debt facility may be modified from time to time (including re-borrowings thereunder) and (ii) ordinary course arrangements such as lease-purchase equipment-financing arrangements;

(c)           repurchase or redeem any of its equity securities of any class or series, or pay any dividends or effect any distribution thereon, except for the repurchase of shares of restricted Common Stock from any director, officer or consultant in accordance with the provisions applicable thereto and except for any securities outstanding as of the date of filing of this Certificate of Designation with the Secretary of State of the State of Delaware, the terms or provisions with respect to which contemplate repurchase, redemption or retirement thereof;

(d)           alter, amend or waive the Company’s Restated Certificate of Incorporation or by-laws in any material respect;

(e)           undertake or effect any Liquidation Event or Change of Control; provided, however, that prior written consent of the Majority Holders shall not be required after the fifth anniversary of the date of this Certificate of Designation; or

(f)            increase or decrease the size of the Board.

8.            Redemption.

(a)           Redemption on a Change of Control.  At any time upon the occurrence of a Change of Control, unless otherwise with the consent of the Majority Holders, the Company shall redeem all shares of Series A Preferred Stock at a redemption price in an amount per share, in cash (and/or other property, rights and/or securities, if such non-cash assets are payable or distributable to the Company or stockholders of the Company by the terms of the Change of Control) equal to the greater of (i) the Original Purchase Price plus accrued and unpaid dividends and, if the Required Stockholder Approval and the Increase Authorization have not both been obtained as of the time of consummation of the Change of Control, plus an additional amount calculated by multiplying the Original Purchase Price by the Accretion Factor, or (ii) the amount that would be payable to the holder in respect of the Common Stock issuable upon conversion of the holder’s shares of Series A Preferred Stock if all outstanding shares of Series A Preferred Stock were converted into Common Stock immediately prior to the Change of Control (without giving effect to any limitation on the ability of such holder to actually convert shares of Series A Preferred Stock in effect immediately prior to the Change of Control).  The Company shall provide to holders of the Series A Preferred Stock notice of a Change of Control and shall promptly provide to the holders of shares of Series A Preferred Stock such information concerning the terms of such Change of Control and other information, subject to a confidentiality agreement satisfactory to the Company, as may be reasonably requested by the holders of Series A Preferred Stock.

(b)           Payment of Redemption Price.  The Company shall be obligated to redeem the shares of Series A Preferred Stock at the time of a Change of Control.  The redemption shall be paid in cash and/or other property, rights or securities as are payable to the Company or the Company’s stockholders by the terms of the Change of Control.  If the Company and the Majority Holders cannot agree on the value amount of any non-cash asset, such valuation among shall be determined in accordance with the Appraisal Procedure.  The Company shall use its best efforts and shall take all reasonable action necessary to pay the redemption price as provided in this Section 8, including obtaining financing or effectuating a recapitalization so as to create a surplus.

(c)           Legally Available Funds.  The Company may not redeem any shares of Series A Preferred Stock pursuant to Section 8(a) unless there are funds of the Company legally available for the redemption of such shares Series A Preferred Stock.

(d)           Insufficient Funds.  If the funds of the Company (whether in the form of cash and/or other property, rights and/or securities) legally available for redemption pursuant to Section 8(a) of the Series A Preferred Stock on any redemption date are insufficient to redeem all shares of the Series A Preferred Stock on such date, those funds which are legally available will be used first to redeem the maximum possible number of shares of the Series A Preferred Stock being redeemed, such redemption to be made pro rata among the holders of the Series A Preferred Stock in accordance with the number of shares of Series A Preferred Stock held by such holders.  At any time thereafter when additional funds of the Company become legally available for the redemption of the Series A Preferred Stock, such funds shall be used to redeem the balance of the shares of Series A Preferred Stock which the Company was theretofore obligated to redeem as provided in the immediately preceding sentence.  Any shares of Series A Preferred Stock which are not redeemed as a result of the circumstances described in this Section 8(d) shall remain outstanding until such shares shall have been redeemed and the redemption price therefor, as applicable, shall have been paid or set aside for payment in full.

(e)           Rights Terminated.  Upon (i) the occurrence of a Change of Control and (ii) irrevocable deposit in trust by the Company for holders of the Series A Preferred Stock being redeemed pursuant to this Section 8 of an amount equal to the redemption price for the shares of Series A Preferred Stock being redeemed on any redemption date, each holder of Series A Preferred Stock will cease to have any rights as a stockholder of the Company by reason of the ownership of such redeemed shares of Series A Preferred Stock (except for the right to receive the redemption price therefor), and such redeemed shares of Series A Preferred Stock shall not thereafter be deemed to be outstanding.

(f)            Restrictions on Other Payments.  After the occurrence of a Change of Control, unless and until the full redemption price for all shares of Series A Preferred Stock has been paid to the holders thereof, (i) no dividends shall be paid or declared or set aside for payment or other distribution upon any Junior Stock of the Company, and (ii) no shares of Junior Stock of the Company shall be redeemed, retired, purchased or otherwise acquired for any consideration (or any payment made to or available for a sinking fund for the redemption of any such shares) by the Company or any Subsidiary (except by conversion into or exchange for shares of Common Stock, for which adjustment may be made pursuant to Section 6 above).

(g)           Reacquired Shares.  Any shares of Series A Preferred Stock converted, redeemed, purchased, or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and shall not be reissued and the Company from time to time shall take such action as may be necessary to reduce the authorized Series A Preferred Stock accordingly.

9.            Transfer Restriction.  During the Restricted Period, the shares of Series A Preferred Stock may not be transferred or otherwise disposed of, except as a result of either a Liquidation Event or a Change of Control.

10.           Definitions.           The following terms used herein shall have the following respective meanings:

“Accretion Factor” has the meaning set forth in Section 4(a).

“Appraisal Procedure” means the following procedure to determine fair market value, or value amount, of any non-cash asset of the Company if the Company and the Majority Holders are unable to agree on such value.  If the Majority Holders and the Company are not able to agree on the valuation amount within a reasonable period of time (not to exceed twenty (20) days), the valuation amount shall be determined by an investment banking firm of national recognition, which firm shall be unaffiliated with each of the Company and the holders of Series A Preferred Stock and shall be reasonably acceptable to the Board and the Majority Holders.  If the Board and the Majority Holders are unable to agree upon an acceptable investment banking firm within ten (10) days after the date either party proposed that one be selected, the investment banking firm will be selected by an arbitrator located in Boston, Massachusetts, selected by the American Arbitration Association (or if such organization ceases to exist, the arbitrator shall be chosen by a court of competent jurisdiction).  The arbitrator shall select the investment banking firm (within ten (10) days of his appointment) from a list, jointly prepared by the Board and the Majority Holders, of not more than three investment banking firms of national standing in the United States, of which no more than one may be named by the Board of Directors without the concurrence of the Majority Holders and no more than one may be named by the Majority Holders without the concurrence of the Board.  The arbitrator may consider, within the ten-day period allotted, arguments from the parties regarding which investment banking firm to choose, but the selection by the arbitrator shall be made in its sole discretion from the list of three.  The Board and the Majority Holders shall submit their respective valuations and other relevant data to the investment banking firm, and the investment banking firm shall as soon as practicable thereafter make its own determination of the valuation amount.  The final valuation amount for purposes hereof shall be the average of the two valuation amounts closest together, as determined by the investment banking firm, from among the valuation amounts submitted by the Board and Majority Holders and the valuation amount calculated by the investment banking firm.  The determination of the final valuation amount by such investment banking firm shall be final and binding upon the parties.  The Company shall pay the fees and expenses of the investment banking firm and arbitrator (if any) used to determine the final valuation amount.  If required by any such investment banking firm or arbitrator, the Company shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitation, customary provisions concerning the rights of indemnification and contribution by the Company in favor of such investment banking firm or arbitrator and its officers, directors, partners, employees, agents and Affiliates.

“Board” has the meaning set forth in Section 2(a).

“Change of Control” means, unless the Majority Holders determine otherwise in writing, any (i) merger, reorganization, consolidation or share transfer which results in the Voting Stock of the Company outstanding immediately prior thereto representing immediately thereafter (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than a majority of the combined voting power of the Voting Stock of the Company or such surviving or acquiring entity outstanding immediately after such merger, reorganization, consolidation or share transfer, (ii) disposition, transfer or sale of all or substantially all of the assets of the Company or (iii) issuance or transfer of shares of capital stock of the Company, in a single transaction or series of related transactions, representing at least fifty percent (50%) of the voting power of the Voting Stock of the Company.  A sale (or multiple related sales) of one or more Subsidiaries of the Company (whether by way of merger, consolidation, reorganization or sale of all or substantially all of the Subsidiaries’ assets or securities) which constitutes all or substantially all of the consolidated assets of the Company shall be deemed a sale of substantially all of the assets of the Company for purposes of this definition.

“Common Stock” has the meaning set forth in the recitals above.

“Common Stock Equivalents” has the meaning set forth in Section 6(j).

“Company” has the meaning set forth in the recitals above.

“Conversion Cap” has the meaning set forth in Section 6(b).

“Conversion Date” has the meaning set forth in Section 6(e)(i).

“Conversion Price” has the meaning set forth in Section 6(a).

“Conversion Provisions” has the meaning set forth in Section 6.

“Increase Authorization” has the meaning set forth in Section 6(c).

“Issue Date” has the meaning set forth in Section 4(a).

“Junior Stock” means any Common Stock and any class or series of preferred stock of the Company other than the Series A Preferred Stock.

“Liquidation Event” has the meaning set forth in Section 4(a).

“Majority Holders” means the holders of a majority of the then outstanding shares of Series A Preferred Stock consenting or acting as such at any particular time.

“NYSE” means the New York Stock Exchange.

“NYSE Rules” has the meaning set forth in Section 6(b).

“Original Purchase Price” shall be $2,150.00 per share of Series A Preferred Stock.

“Purchase Agreement” shall mean that certain Series A Preferred Stock Purchase Agreement between the Company and the Purchasers (as defined therein), dated as of June 1, 2009.

“Required Stockholder Approval” has the meaning set forth in Section 6(c).

“Restricted Period” has the meaning set forth in Section 6(a).

“Series A Director” has the meaning set forth in Section 2.

“Series A Preferred Stock” has the meaning set forth in Section 1.

 “Subsidiary” shall mean any company, other entity or trust of which the Company directly or indirectly owns at the time 50% or more of the outstanding shares or other ownership interests that represent either 50% of the voting power, 50% of the economic power, or control of the board of directors or other governing body of such company, other entity or trust, other than directors’ qualifying shares.

“Voting Stock” means and includes Common Stock and any other shares of capital stock of the Company entitled to vote generally with holders of Common Stock on matters, counted as the number of votes such other shares are entitled to cast.

IN WITNESS WHEREOF, this Certificate of Designation has been signed on behalf of the Company by its Chief Executive Officer on May 29, 2009.

TRC COMPANIES, INC.

By:	/s/ Christopher P. Vincze
Name: Christopher P. Vincze
Title: Chief Executive Officer